Exhibit 99.2
TABLE OF CONTENTS

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Financial Position

Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income

Condensed Consolidated Statements of Changes in Shareholders’ Equity

Condensed Consolidated Statements of Cash Flows

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 1: General information

Note 2: Significant accounting policies

Note 3: Issued standards not yet adopted

Note 4: Critical accounting judgments and key sources of estimation uncertainty

Note 5: Cash and cash equivalents

Note 6: Inventories

Note 7: Long-term obligations

Note 8: Capital stock

Note 9: Revenue

Note 10: Retirement benefit plans

Note 11: Depreciation and amortization expense

Note 12: Gain on lease terminations

Note 13: Sale of Cantrex Group Inc. (“Cantrex”)

Note 14: Financial instruments

Note 15: Contingent liabilities, commitments and guarantees

Note 16: Net (loss) earnings per share

Note 17: Income taxes

Note 18: Operating segments

Note 19: Changes in non-cash working capital balances

Note 20: Changes in long-term assets and liabilities

Note 21: Subsequent Events

Note 22: Approval of unaudited condensed consolidated financial statements

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Unaudited

(in CAD millions)	Notes	As at October 27, 2012	As at January 28, 2012 (Recast - Note 2.4.1)	As at October 29, 2011 (Recast - Note 2.4.1)
ASSETS
Current assets
Cash and cash equivalents	5,14,15	$226.8	$397.4	$180.1
Accounts receivable, net	14	94.1	116.2	134.7
Income taxes recoverable	17	21.8	4.1	9.4
Inventories	6	1,006.2	823.9	995.0
Prepaid expenses		31.9	27.9	36.2
Total current assets		1,380.8	1,369.5	1,355.4
Non-current assets
Property, plant and equipment		845.5	872.0	876.9
Investment property		21.7	21.7	21.7
Retirement benefit asset	2.4.1,10	—	—	5.7
Intangible assets		24.5	23.6	22.9
Goodwill		8.7	8.7	11.2
Investment in joint ventures		294.6	301.4	305.9
Deferred tax assets	2.4.1	93.3	84.6	85.7
Other long-term assets	7,14,17	35.6	49.2	59.6
Total assets		$2,704.7	$2,730.7	$2,745.0

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	14	$635.8	$576.8	$754.2
Deferred revenue		192.6	208.0	207.3
Provisions		56.2	64.8	68.5
Income taxes payable	17	0.2	1.0	1.8
Other taxes payable	17	18.4	42.8	24.8
Derivative financial liabilities	14	—	—	1.1
Principal payments on long-term obligations due within one year	7,14	5.3	5.1	5.4
Total current liabilities		908.5	898.5	1,063.1
Non-current liabilities
Long-term obligations	7,14	32.1	117.6	25.6
Deferred revenue		88.9	89.2	88.2
Retirement benefit liability	2.4.1,10	450.8	452.3	344.7
Deferred tax liabilities	2.4.1,17	5.5	5.3	5.8
Other long-term liabilities		74.0	75.8	77.8
Total liabilities		1,559.8	1,638.7	1,605.2

SHAREHOLDERS’ EQUITY
Capital stock	8	14.9	15.0	15.1
Retained earnings	2.4.1,8	1,270.2	1,218.5	1,188.2
Accumulated other comprehensive loss	2.4.1	(140.2)	(141.5)	(63.5)
Total shareholders’ equity		1,144.9	1,092.0	1,139.8
Total liabilities and shareholders’ equity		$2,704.7	$2,730.7	$2,745.0

The accompanying notes are an integral part of these condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF NET (LOSS) EARNINGS
AND COMPREHENSIVE (LOSS) INCOME
For the 13 and 39-week periods ended October 27, 2012 and October 29, 2011
Unaudited

		13-Week Period		39-Week Period
(in CAD millions, except per share amounts)	Notes	2012	2011 (Recast - Note 2.4.1)	2012	2011 (Recast - Note 2.4.1)
Revenue	9	$1,037.5	$1,113.2	$3,002.7	$3,253.4
Cost of goods and services sold	6	657.5	727.3	1,900.5	2,067.7
Selling, administrative and other expenses	2.4.1,10,11,14	413.8	445.3	1,204.8	1,295.2
Operating loss		(33.8)	(59.4)	(102.6)	(109.5)

Gain on lease terminations	12	2.8	—	167.1	—
Finance costs	7,17	2.7	2.4	10.9	12.0
Interest income	5	0.5	0.4	3.3	1.3
Share of income from joint ventures		3.0	1.4	9.4	6.8
(Loss) earnings before income taxes		(30.2)	(60.0)	66.3	(113.4)

Income tax recovery (expense)
Current	17	(1.1)	(4.7)	(12.1)	(31.0)
Deferred	2.4.1,17	9.4	20.6	7.1	53.1
		8.3	15.9	(5.0)	22.1
Net (loss) earnings		$(21.9)	$(44.1)	$61.3	$(91.3)

Basic net (loss) earnings per share	2.4.1,16	$(0.22)	$(0.42)	$0.60	$(0.87)
Diluted net (loss) earnings per share	2.4.1,16	$(0.22)	$(0.42)	$0.60	$(0.87)
Net (loss) earnings		$(21.9)	$(44.1)	$61.3	$(91.3)

Other comprehensive income (loss), net of taxes:
Tax rate adjustment on pension remeasurement losses		—	—	1.3	—
Mark-to-market adjustment on cash equivalents		—	0.1	—	—
Gain (loss) on foreign exchange derivatives		—	4.9	—	(5.0)
Reclassification to net (loss) earnings of loss on foreign exchange derivatives		—	3.0	—	6.9
Other comprehensive income (loss)		—	8.0	1.3	1.9
Comprehensive (loss) income		$(21.9)	$(36.1)	$62.6	$(89.4)
The accompanying notes are an integral part of these condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the 13 and 39-week periods ended October 27, 2012 and October 29, 2011
Unaudited

(in CAD millions)	Notes	Capital stock	Retained earnings	Mark-to-market on short-term investments within cash and cash equivalents	Foreign exchange derivatives designated as cash flow hedges	Remeasurement(loss) gain	Accumulated other comprehensive (loss) income	Shareholders’ equity
Balance as at July 28, 2012		$14.9	$1,292.1	$—	$0.2	$(140.4)	$(140.2)	$1,166.8
Comprehensive loss
Net loss			(21.9)				—	(21.9)
Total comprehensive loss		—	(21.9)	—	—	—	—	(21.9)
Repurchases of common shares	8	—	—	—	—	—	—	—
Balance as at October 27, 2012		$14.9	$1,270.2	$—	$0.2	$(140.4)	$(140.2)	$1,144.9
(Recast - Note 2.4.1)
Balance as at July 30, 2011		$15.2	$1,234.8	$(0.1)	$(8.8)	$(62.6)	$(71.5)	$1,178.5
Comprehensive loss
Net loss			(44.1)				—	(44.1)
Other comprehensive income
Mark-to-market loss				0.1			0.1	0.1
Gain on foreign exchange derivatives					4.9		4.9	4.9
Reclassification of loss on foreign exchange derivatives					3.0		3.0	3.0
Total other comprehensive income		—	—	0.1	7.9	—	8.0	8.0
Total comprehensive (loss) income		—	(44.1)	0.1	7.9	—	8.0	(36.1)
Repurchases of common shares	8	(0.1)	(2.5)	—	—	—	—	(2.6)
Balance as at October 29, 2011		$15.1	$1,188.2	$—	$(0.9)	$(62.6)	$(63.5)	$1,139.8
(Recast - Note 2.4.1)
Balance as at January 28, 2012		$15.0	$1,218.5	$—	$0.2	$(141.7)	$(141.5)	$1,092.0
Comprehensive income
Net income			61.3				—	61.3
Other comprehensive income
Tax rate adjustment on pension remeasurement losses						1.3	1.3	1.3
Total other comprehensive income		—	—	—	—	1.3	1.3	1.3
Total comprehensive income		—	61.3	—	—	1.3	1.3	62.6
Repurchases of common shares	8	(0.1)	(9.6)	—	—	—	—	(9.7)
Balance as at October 27, 2012		$14.9	$1,270.2	$—	$0.2	$(140.4)	$(140.2)	$1,144.9
(Recast - Note 2.4.1)
Balance as at January 29, 2011		$15.4	$1,310.4	$—	$(2.8)	$(62.6)	$(65.4)	$1,260.4
Comprehensive loss
Net loss			(91.3)				—	(91.3)
Other comprehensive (loss) income
Loss on foreign exchange derivatives					(5.0)		(5.0)	(5.0)
Reclassification of gain on foreign exchange derivatives					6.9		6.9	6.9
Total other comprehensive (loss) income		—	—	—	1.9	—	1.9	1.9
Total comprehensive (loss) income		—	(91.3)	—	1.9	—	1.9	(89.4)
Repurchases of common shares	8	(0.3)	(30.9)	—	—	—	—	(31.2)
Balance as at October 29, 2011		$15.1	$1,188.2	$—	$(0.9)	$(62.6)	$(63.5)	$1,139.8

The accompanying notes are an integral part of these condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the 13 and 39-week periods ended October 27, 2012 and October 29, 2011
Unaudited

		13-Week Period		39-Week Period
(in CAD millions)	Notes	2012	2011 (Recast - Note 2.4.1)	2012	2011 (Recast - Note 2.4.1)
Cash flow (used for) generated from operating activities
Net (loss) earnings		$(21.9)	$(44.1)	$61.3	$(91.3)
Adjustments for:
Depreciation and amortization expense	11	28.2	28.3	85.2	86.1
Reversal of impairment losses	12	—	—	(2.1)	—
Loss on disposal of property, plant and equipment		1.2	1.0	0.9	0.8
Gain on lease terminations	12	(2.8)	—	(167.1)	—
Finance costs	7	2.7	2.4	10.9	12.0
Interest income	5	(0.5)	(0.4)	(3.3)	(1.3)
Share of income from joint ventures		(3.0)	(1.4)	(9.4)	(6.8)
Retirement benefit plans expense	10	8.0	7.3	23.8	22.7
Short-term disability expense	10	1.6	1.7	5.9	6.0
Income tax (recovery) expense	17	(8.3)	(15.9)	5.0	(22.1)
Interest received	5	0.5	0.3	1.6	1.3
Interest paid	7	(1.3)	(0.7)	(3.8)	(0.7)
Retirement benefit plans contributions	10	(11.1)	(8.0)	(31.1)	(15.0)
Income tax (payments) refunds, net	17	(3.5)	2.7	0.7	(37.7)
Other income tax (deposits) receipts, net	17	(15.2)	(11.7)	(15.2)	(11.7)
Changes in non-cash working capital	19	(67.9)	49.3	(190.4)	(10.9)
Changes in long-term assets and liabilities	20	(3.2)	4.2	28.2	2.4
		(96.5)	15.0	(198.9)	(66.2)
Cash flow (used for) generated from investing activities
Purchases of property, plant and equipment and intangible assets		(20.1)	(21.9)	(52.4)	(56.0)
Proceeds from sale of property, plant and equipment		0.9	0.3	1.8	0.6
Proceeds from lease terminations	12	5.0	—	175.0	—
Proceeds from sale of Cantrex operations	13	—	—	3.5	—
Dividends received from joint ventures		5.8	5.0	16.8	14.1
		(8.4)	(16.6)	144.7	(41.3)
Cash flow (used for) generated from financing activities
Interest paid on finance lease obligations	7	(0.8)	(0.5)	(1.7)	(1.6)
Repayment of long-term obligations		(2.5)	(2.3)	(139.3)	(115.6)
Proceeds from long-term obligations		1.3	1.0	34.3	3.9
Repurchases of common shares	8	—	(10.1)	(9.7)	(31.2)
		$(2.0)	$(11.9)	$(116.4)	$(144.5)
Effect of exchange rate on cash and cash equivalents		0.2	0.7	—	(0.2)
Decrease in cash and cash equivalents		$(106.7)	$(12.8)	$(170.6)	$(252.2)
Cash and cash equivalents at beginning of period		$333.5	$192.9	$397.4	$432.3
Cash and cash equivalents at end of period		$226.8	$180.1	$226.8	$180.1
The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. General information
Sears Canada Inc. is incorporated in Canada. The address of its registered office and principal place of business is 290 Yonge Street, Suite 700, Toronto, Ontario, Canada M5B 2C3. The principal activities of Sears Canada Inc. and its subsidiaries (the "Company") include the sale of goods and services through the Company’s Retail channel, which includes its Full-line, Sears Home, Hometown Dealer, Outlet, Appliances and Mattresses, Corbeil Electrique Inc. ("Corbeil") stores, and its Direct (catalogue/internet) channel. It also includes service revenue related to product repair, home improvement, and logistics. Commission revenues include travel, insurance, and performance payments received from JP Morgan Chase & Co, N.A. (Toronto Branch) ("JP Morgan Chase") under the Company’s long-term credit card marketing and servicing alliance with JP Morgan Chase. The Company has partnered with Thomas Cook Canada Inc. ("Thomas Cook") in a multi-year licensing arrangement, under which Thomas Cook manages the day-to-day operations of all Sears Travel offices. Licensee fee revenues are comprised of payments received from licensees that operate within the Company’s stores. The Company is a party to a number of joint ventures which have been classified as jointly controlled entities for financial reporting purposes. These joint ventures are jointly controlled by the venturers who are entitled to a share of the joint ventures’ income or loss.
The immediate parent of the Company is Sears Holdings Corporation ("Sears Holdings"), incorporated in the U.S. in the state of Delaware. The ultimate controlling party of the Company is ESL Investments, Inc. (incorporated in the U.S. in the state of Delaware) through Sears Holdings.
2. Significant accounting policies
2.1 Statement of compliance
The unaudited condensed consolidated financial statements of the Company for the 13 and 39-week periods ended October 27, 2012 (the "Financial Statements") have been prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"), and therefore, do not contain all disclosures required by International Financial Reporting Standards ("IFRS") for annual financial statements. Accordingly, these Financial Statements should be read in conjunction with the Company’s most recently prepared recast annual consolidated financial statements for the 52-week period ended January 28, 2012 (the "recast 2011 Annual Consolidated Financial Statements"), prepared in accordance with IFRS.
2.2 Basis of preparation and presentation
The principal accounting policies of the Company have been applied consistently in the preparation of these Financial Statements for all periods presented. These Financial Statements follow the same accounting policies and methods of application as those used in the preparation of the recast 2011 Annual Consolidated Financial Statements. The Company’s significant accounting policies are described in Note 2 of the recast 2011 Annual Consolidated Financial Statements.
The Company’s Financial Statements incorporate the financial statements of the Company as well as all of its subsidiaries. Real estate joint venture investments are accounted for using the equity method of accounting (described in Note 2.13 of the recast 2011 Annual Consolidated Financial Statements). Subsidiaries include all entities where the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. All intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in the preparation of these Financial Statements.
The fiscal year of the Company consists of a 52 or 53-week period ending on the Saturday closest to January 31. The 13 and 39-week periods presented in these Financial Statements are for the periods ending October 27, 2012 and October 29, 2011.
These Financial Statements are presented in Canadian dollars, which is Sears Canada Inc. and its subsidiaries’ functional currency.
2.3 Seasonality
The Company’s operations are seasonal in nature. Accordingly, merchandise and service revenues, as well as performance payments received from JP Morgan Chase under the long-term credit card marketing and servicing alliance, will vary by quarter based on consumer spending behaviour. Historically, the Company’s revenues and earnings are highest in the fourth quarter due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. This business seasonality results in quarterly performance that is not necessarily indicative of the year’s performance.

2.4 Changes in accounting policies
2.4.1 IAS 19 (Revised), Employee Benefits ("IAS 19")
In Q1 2012, the Company elected to early adopt IAS 19 (Revised), which includes amendments to IAS 19, e.g. the elimination of the "corridor approach", which previously allowed for the option to defer and amortize the recognition of actuarial gains and losses. The significant amendments to IAS 19 are as follows:

•	The "corridor approach" is to be replaced with full and immediate recognition of actuarial gain and loss remeasurements in "Other comprehensive income (loss)" ("OCI");

•	Retirement benefit costs are to consist of service costs, net interest and remeasurements, with remeasurements being recorded in OCI;

•	Past service costs are to be recognized immediately in the Consolidated Statements of Net (Loss) Earnings;

•
Expected returns on plan assets will no longer be recognized in profit or loss. Instead, interest income on plan assets, calculated using the discount rate used to measure the pension obligation, will be recognized in the Consolidated Statements of Net (Loss) Earnings;

•	Plan administration costs are to be expensed as incurred; and

•
Disclosures relating to retirement benefit plans will be enhanced and will include discussions on risk associated with each plan, an explanation of items recognized in the consolidated financial statements and descriptions of the amount, timing and uncertainty on the Company’s future cash flow.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.
The amendments are required to be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. In connection with the partial spin-off announced by Sears Holdings in Q2 2012, the Company was required to file a Form 20-F for foreign private issuers with the United States Securities and Exchange Commission ("SEC"). As the Company adopted the amendments to IAS 19 in Q1 2012, the Company was required to retrospectively recast the adoption to its annual Consolidated Financial Statements within the Form 20-F with the effect of recasting extended to the transition date of January 31, 2010. The Company has recast the assets and liabilities as at January 28, 2012, January 29, 2011 and January 31, 2010 and the income, expenses and cash flows for the 52-week periods ended January 28, 2012 and January 29, 2011. The impact to the opening Consolidated Statement of Financial Position as at January 31, 2010, and to the income, expenses and cash flows for the 52-week period ended January 29, 2011, are described in Note 2.26 of the recast 2011 Annual Consolidated Financial Statements. In addition, the Company recast its annual required disclosures to comply with the amendments to IAS 19 (Revised) in Note 20 of the recast 2011 Annual Consolidated Financial Statements.
Recast of financial statement captions
A summary of the impact arising from the application of the change in accounting policy is as follows:
Consolidated Statements of Financial Position

(Increase (decrease) in CAD millions)	As at January 28, 2012	As at October 29, 2011	As at January 29, 2011
Retirement benefit asset	$(187.7)	$(185.9)	$(197.4)
Retirement benefit liability	308.2	206.8	205.3
Net change to retirement benefit asset and liability	(495.9)	(392.7)	(402.7)
Deferred tax assets	84.0	85.1	32.7
Deferred tax liabilities	(43.6)	(16.1)	(71.0)
Net change to deferred tax assets and liabilities	127.6	101.2	103.7
Accumulated other comprehensive loss	(141.7)	(62.6)	(62.6)
Retained earnings	(226.6)	(228.9)	(236.4)

Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income

(Increase (decrease) in CAD millions, except per share amounts)	13-Week Period Ended October 27, 2012	13-Week Period Ended October 29, 2011	39-Week Period Ended October 27, 2012	39-Week Period Ended October 29, 2011	52-Week Period Ended January 28, 2012
Selling, administrative and other expenses	$(6.1)	$(3.3)	$(18.3)	$(9.9)	$(13.2)
Earnings before income taxes	6.1	3.3	18.3	9.9	13.2
Deferred income tax expense	1.6	0.8	4.8	2.4	3.4
Net earnings	4.5	2.5	13.5	7.5	9.8
Basic net earnings per share	$0.04	$0.02	$0.13	$0.07	$0.09
Diluted net earnings per share	$0.04	$0.02	$0.13	$0.07	$0.09
Other comprehensive income (loss)	—	—	1.3	—	(79.1)
Comprehensive income (loss)	4.5	2.5	14.8	7.5	(69.3)
Consolidated Statements of Cash Flows

(Increase (decrease) in CAD millions)	13-Week Period Ended October 27, 2012	13-Week Period Ended October 29, 2011	39-Week Period Ended October 27, 2012	39-Week Period Ended October 29, 2011	52-Week Period Ended January 28, 2012
Net earnings	$4.5	$2.5	$13.5	$7.5	$9.8
Retirement benefit plans expense	(6.1)	(3.3)	(18.3)	(9.9)	(13.2)
Income tax expense	1.6	0.8	4.8	2.4	3.4
Refer to the Company’s Fiscal 2012 first quarter unaudited condensed consolidated financial statements for additional disclosures relating to the early adoption of IAS 19 (Revised).
In addition, the Company has separately disclosed "Other income tax (deposits) receipts, net" of $11.7 million for both the 13 and 39-week periods ended October 29, 2011 in the Condensed Consolidated Statements of Cash Flows, which was previously included in "Changes in long-term assets and liabilities."
2.4.2 IFRS 7, Financial Instruments: Disclosures (“IFRS 7”)
The IASB first amended IFRS 7 on October 7, 2010, to require additional disclosures regarding transfers of financial assets. These amendments are effective for annual periods beginning on or after July 1, 2011. The Company has adopted these amendments beginning January 29, 2012. These amendments do not impact the Company’s disclosures for the 13 and 39-week periods ended October 27, 2012.
3. Issued standards not yet adopted
The Company monitors the standard setting process for new standards issued by the IASB that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.
On June 28, 2012, the IASB issued amendments to IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities: Transition Guidance. The amendments clarify the transition guidance in IFRS 10 and also provide additional transition relief in IFRS 10, 11 and 12, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. These amendments are effective for annual periods beginning on or after January 1, 2013, which is aligned with the effective date of IFRS 10, 11 and 12.
On December 16, 2011, the IASB issued amendments to three previously released standards. They are as follows:
IAS 32, Financial Instruments: Presentation (“IAS 32”)
The IASB amended IAS 32 to address inconsistencies in current practice in the application of offsetting criteria. The amendments provide clarification with respect to the meaning of ‘currently has a legally enforceable right of set-off’ and that some gross settlement systems may be considered equivalent to net settlement. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently assessing the impact of these amendments on the Company’s consolidated financial statements and related note disclosures.

IFRS 7, Financial Instruments: Disclosures
On December 16, 2011, the IASB approved additional amendments to IFRS 7, which establishes disclosure requirements to help users better assess the effect or potential effect of offsetting arrangements on a company’s financial position. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company will apply these amendments beginning the first quarter of its 2013 fiscal year and is currently assessing the impact on the Company’s disclosures.
IFRS 9, Financial Instruments (“IFRS 9”)
The IASB issued IFRS 9 on November 12, 2009, which will ultimately replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments.
The first phase of the project provides guidance on the classification and measurement of financial assets. IFRS 9 was subsequently reissued on October 28, 2010, incorporating new requirements on accounting for financial liabilities. On December 16, 2011, the IASB amended the mandatory effective date of IFRS 9 to fiscal years beginning on or after January 1, 2015. The amendment also provides relief from the requirement to recast comparative financial statements for the effect of applying IFRS 9. The Company is monitoring the impact of amendments to this standard and initial application of this IFRS is expected to impact the classification of a number of financial assets which will require disclosure in the financial statement notes.
On June 16, 2011, the IASB amended IAS 1 to require additional disclosures for items presented in OCI on a before-tax basis and requires items to be grouped and presented in OCI based on whether they are potentially reclassifiable to earnings or loss subsequently (i.e. items that may be reclassified and those that will not be reclassified to earnings or loss). These amendments are effective for annual periods beginning on or after July 1, 2012 and require full retrospective application. The Company will apply these amendments beginning the first quarter of its 2013 fiscal year and is currently assessing the impact to its consolidated financial statements.
On May 12, 2011, the IASB issued four new standards, all of which are applicable to Annual Reporting periods beginning on or after January 1, 2013. The Company is currently assessing the impact of these standards on its consolidated financial statements and related note disclosures. The following is a list and description of these standards:
IFRS 10, Consolidated Financial Statements ("IFRS 10")
IFRS 10 establishes the standards for the presentation and preparation of consolidated financial statements when an entity controls one or more entities;
IFRS 11, Joint Arrangements ("IFRS 11")
IFRS 11 replaces IAS 31, Interests in Joint Ventures ("IAS 31") and requires that a party in a joint arrangement assess its rights and obligations to determine the type of joint arrangement and account for those rights and obligations accordingly;
IFRS 12, Disclosure of Involvement with Other Entities ("IFRS 12")
IFRS 12, along with IFRS 11 described above, replaces IAS 31. IFRS 12 requires the disclosure of information that enables users of financial statements to evaluate the nature of and the risks associated with, the entity’s interests in joint ventures and the impact of those interests on its financial position, financial performance and cash flow; and
IFRS 13, Fair Value Measurement ("IFRS 13")
IFRS 13 provides guidance to improve consistency and comparability in fair value measurements and related disclosures through a ‘fair value hierarchy’. This standard applies when another IFRS requires or permits fair value measurements or disclosures. IFRS 13 does not apply for share-based payment transactions, leasing transactions and measurements that are similar to, but are not fair value.
4. Critical accounting judgments and key sources of estimation uncertainty
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.
Critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next financial year are described in Note 4 of the recast 2011 Annual Consolidated Financial Statements. The critical accounting judgments and key sources of estimation uncertainty used in the preparation of these Financial Statements are consistent with those as described in Note 4 of the recast 2011 Annual Consolidated Financial Statements.
5. Cash and cash equivalents

Cash and cash equivalents
The components of cash and cash equivalents were as follows:

(in CAD millions)	As at October 27, 2012	As at January 28, 2012	As at October 29, 2011
Cash	$56.7	$49.0	$74.0
Cash equivalents
Government treasury bills	119.9	199.9	—
Bank term deposits	19.0	121.0	78.0
Investment accounts	20.4	20.3	20.2
Restricted cash and cash equivalents	10.8	7.2	7.9
Total cash and cash equivalents	$226.8	$397.4	$180.1

The components of restricted cash and cash equivalents are further discussed in Note 15.

6. Inventories
The amount of inventories recognized as an expense during the 13 and 39-week periods ended October 27, 2012 was $605.1 million (2011: $669.4 million) and $1,747.9 million (2011: $1,897.2 million), respectively, including $24.9 million (2011: $52.3 million) and $67.3 million (2011: $99.0 million) related to write-downs. Included in inventory write-downs for the 13 and 39-week periods ended October 29, 2011 were $38.4 million of additional reserves related primarily to the liquidation of excess inventory. These expenses are included in “Cost of goods and services sold” in the unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. There were no reversals of prior period inventory write-downs during the 13 and 39-week periods ended October 27, 2012 (2011: Nil).
Inventory is pledged as collateral under the Company’s revolving credit facility.
7. Long-term obligations
Long-term obligations
Total outstanding long-term obligations were as follows:

(in CAD millions)	As at October 27, 2012	As at January 28, 2012	As at October 29, 2011
Finance lease obligations - Current	$5.3	$5.1	$5.4
Total principal payments on long-term obligations due within one year	$5.3	$5.1	$5.4
Secured revolving credit facility, net	$—	$93.1	$—
Finance lease obligations - Non-current	32.1	24.5	25.6
Total long-term obligations	$32.1	$117.6	$25.6
The Company’s debt consists of a secured credit facility and finance lease obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the "Credit Facility") with a syndicate of lenders with a maturity date of September 10, 2015. The Credit Facility is secured with a first lien on inventory and credit card receivables. Availability under the Credit Facility is determined pursuant to a borrowing base formula. Availability under the Credit Facility was $732.5 million as at October 27, 2012 (January 28, 2012: $415.1 million, October 29, 2011: $793.7 million). The current availability may be reduced by reserves currently estimated by the Company to be $300.0 million, which may be applied by the lenders at their discretion pursuant to the Credit Facility agreement. The availability reserves are the result of judicial developments relating to the priorities of pension liability relative to certain secured obligations and ensuing negotiations with the Company's lenders. These judicial developments are currently under review by the Supreme Court of Canada. Subsequent to October 27, 2012, the Company signed an amendment to its Credit Facility agreement which would provide additional security to the lenders, with respect to the Company's unfunded pension liability by pledging certain real estate assets in an amount up to $300.0 million as collateral, thereby partially reducing the potential reserve amounts the lenders could apply. The potential additional reserve amount may increase or decrease in the future based on estimated net pension liabilities and the outcome of the matter currently under review by the Supreme Court of Canada.
The Credit Facility contains covenants which are customary for facilities of this nature and the Company was in compliance with all covenants as at October 27, 2012.

As at October 27, 2012, the Company had no borrowings on the Credit Facility and had unamortized transaction costs incurred to establish the Credit Facility of $6.7 million included in "Other long-term assets" in the unaudited Condensed Consolidated Statements of Financial Position (January 28, 2012: borrowings of $93.1 million, net of unamortized transaction costs of $8.0 million, included in "Long-term obligations", October 29, 2011: no borrowings and unamortized transaction costs of $8.6 million, included in "Other long-term assets"). In addition, the Company had $15.1 million (January 28, 2012: $6.3 million, October 29, 2011: $6.3 million) of standby letters of credit outstanding against the Credit Facility. Interest on drawings under the Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Credit Facility are due monthly and are added to principal amounts outstanding.
As at October 27, 2012, the Company had outstanding merchandise letters of credit of U.S. $9.8 million (January 28, 2012: U.S. $5.5 million, October 29, 2011: U.S. $5.3 million) used to support the Company’s offshore merchandise purchasing program with restricted cash and cash equivalents pledged as collateral.

8. Capital stock
On May 18, 2010, the Company filed a Normal Course Issuer Bid with the Toronto Stock Exchange ("TSX") that permitted the Company to purchase for cancellation up to 5% of its issued and outstanding common shares ("2010 NCIB"). Under the 2010 NCIB, purchases were allowed to commence on May 25, 2010 and terminated on May 24, 2011. On May 24, 2011, the Company renewed the Normal Course Issuer Bid with the TSX for the period of May 25, 2011 to May 24, 2012 ("2011 NCIB"). Pursuant to the 2011 NCIB, the Company was permitted to purchase for cancellation up to 5% of its issued and outstanding common shares, equivalent to 5,268,599 common shares based on the common shares issued and outstanding as at May 9, 2011. The Company did not renew its 2011 NCIB subsequent to May 24, 2012.
During the 13 and 39-week periods ended October 27, 2012, nil and 870,633 shares (2011: 186,400 and 1,776,200 shares) were purchased for nil and $9.7 million (2011: $2.6 million and $31.2 million), respectively, and were cancelled under the 2011 NCIB and 2010 NCIB. In addition, during Q3 2011, the Company settled a $7.5 million share repurchase transaction, accrued and outstanding as at the end of Q2 2011. The impact of the share repurchases for the 13 and 39-week periods ended October 27, 2012 was a decrease to “Capital stock” of nil and $0.1 million (2011: $0.1 million and $0.3 million), respectively, and a decrease to "Retained earnings" of nil and $9.6 million (2011: $2.5 million and $30.9 million), respectively. As at October 27, 2012, a total of 5,743,933 shares had been purchased for $94.9 million and cancelled under the 2011 NCIB and 2010 NCIB resulting in a total decrease to date of $0.8 million in "Capital stock" and $94.1 million in "Retained earnings."
On May 17, 2012, the Company announced Sears Holdings' plans to pursue a distribution, on a pro rata basis to its shareholders, of a portion of its holdings in the Company such that, immediately following the distribution, Sears Holdings would retain approximately 51% of the issued and outstanding shares of Sears Canada. The Company expects that the proposed distribution by Sears Holdings would, if completed, be anticipated to increase the public float and potentially the liquidity of the Company’s shares. In connection with the distribution, the Company has filed documents with the SEC. Refer to Note 21 for further details.
As at October 27, 2012, 101,877,662 common shares (January 28, 2012: 102,748,295, October 29, 2011: 103,640,895) were issued and outstanding. Sears Holdings, the controlling shareholder of the Company, is the beneficial holder of 97,341,670, or 95.5%, of the common shares of the Company as at October 27, 2012 (January 28, 2012: 97,341,670, or 94.7%, October 29, 2011: 97,341,670, or 93.9%). The issued and outstanding shares are fully paid and have no par value.

9. Revenue
The components of the Company’s revenue were as follows:

(in CAD millions)	13-Week Period Ended October 27, 2012	13-Week Period Ended October 29, 2011	39-Week Period Ended October 27, 2012	39-Week Period Ended October 29, 2011
Apparel and Accessories	$339.8	$375.4	$959.8	$1,083.1
Home and Hardlines	258.8	299.2	779.1	899.4
Major Appliances	224.8	218.7	639.6	632.6
Other Merchandise Revenue	101.7	95.4	283.6	273.9
Services and Other	78.3	88.7	240.6	258.9
Commission Revenue	27.7	28.5	80.3	83.8
Licensee Revenue	6.4	7.3	19.7	21.7
Total Revenue	$1,037.5	$1,113.2	$3,002.7	$3,253.4
10. Retirement benefit plans
In July 2008, the Company amended its defined benefit plan by introducing a defined contribution component and closing the defined benefit component to new participants. As such, the defined benefit plan continues to accrue benefits related to future compensation increases but no further service credit is earned, and no contributions are made by employees.
The expense for the defined benefit, defined contribution and other benefit plans for the 13-week period ended October 27, 2012 was $2.5 million (2011: $1.6 million), $2.5 million (2011: $2.7 million) and $3.0 million (2011: $3.0 million), respectively. The expense for the defined benefit, defined contribution and other benefit plans for the 39-week period ended October 27, 2012 was $7.5 million (2011: $5.5 million), $7.2 million (2011: $8.0 million) and $9.1 million (2011: $9.2 million), respectively. Not included in total retirement benefit plans expense for the 13 and 39-week periods are short-term disability payments of $1.6 million and $5.9 million (2011: $1.7 million and $6.0 million), respectively, that were paid from the other benefit plan. These expenses are included in "Selling, administrative and other expenses" in the unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.
Total payments relating to cash contributed by the Company to its defined benefit, defined contribution and other benefit plans for the 13 and 39-week periods ended October 27, 2012 were $11.1 million (2011: $8.0 million) and $31.1 million (2011: $15.0 million), respectively.
The Company is in the process of making a voluntary offer to eligible members to buyout the Company's future obligation of the members' retiree health and dental benefits. The Company expects accepted offers will be settled in Q4 2012.
11. Depreciation and amortization expense
The components of the Company’s depreciation and amortization expense, included in "Selling, administrative and other expenses", were as follows:

(in CAD millions)	13-Week Period Ended October 27, 2012	13-Week Period Ended October 29, 2011	39-Week Period Ended October 27, 2012	39-Week Period Ended October 29, 2011
Property, plant and equipment	$25.7	$26.3	$78.0	$80.2
Intangible assets	2.5	2.0	7.2	5.9
Total depreciation and amortization expense	$28.2	$28.3	$85.2	$86.1
12. Gain on lease terminations
On March 2, 2012, the Company entered into an agreement to surrender and terminate early the operating leases on three properties: Vancouver Pacific Centre, Chinook Centre (Calgary) and Rideau Centre (Ottawa). The Company was a long-term and important anchor tenant in the three properties, and the landlord approached the Company with a proposal to terminate early the three leases and vacate the premises in exchange for $170.0 million. The payment represents the amount the landlord was willing to pay for the right to redevelop the property based upon their analysis of the potential returns from redevelopment.
On the closing date, April 20, 2012, the Company received cash proceeds of $170.0 million for the surrender of the three leases, resulting in a pre-tax gain of $164.3 million for the 13-week period ended April 28, 2012, net of the de-recognition of leasehold improvements of $5.7 million. The Company exited all three properties on October 31, 2012, and has no further financial obligation related to the transaction.
On June 20, 2012, the Company entered an agreement to surrender and terminate early the operating lease on its Deerfoot (Calgary) property. The landlord approached the Company with a proposal to terminate early the lease in exchange for cash proceeds of $5.0 million, subject to certain closing conditions, on the closing date of October 26, 2012. In Fiscal 2010, the Company incurred an impairment loss of $2.9 million relating to the property, plant and equipment at its Deerfoot property. As a result of the agreement and expected proceeds, the Company recorded an impairment loss reversal (net of accumulated amortization) of $2.1 million in "Selling, administrative and other expenses" in Q2 2012. On the closing date of October 26, 2012, the Company vacated the property and received cash proceeds of $5.0 million, resulting in a pre-tax gain of $2.8 million for the 13-week period ended October 27, 2012, net of the de-recognition of leasehold improvements and furniture and fixtures of $2.2 million. The Company has no further financial obligation related to the transaction.
13. Sale of Cantrex Group Inc. (“Cantrex”)
On April 24, 2012, the Company entered an agreement to sell the operations of its subsidiary, Cantrex, to Nationwide Marketing Group, LLC for $3.5 million, equal to the net carrying amount of specified Cantrex assets and liabilities to be sold. On April 29, 2012, the Company received the proceeds on the sale, de-recognized the assets and liabilities sold and recorded a gain on sale of nil.

14. Financial instruments
In the ordinary course of business, the Company enters into financial agreements with banks and other financial institutions to reduce underlying risks associated with interest rates and foreign currency. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.
Financial instrument risk management
The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange and interest rate risk.
Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, accounts receivable and investments included in other long-term assets.
Cash and cash equivalents, accounts receivable, and investments included in other long-term assets of $322.2 million as at October 27, 2012 (January 28, 2012: $514.9 million, October 29, 2011: $316.1 million) expose the Company to credit risk should the borrower default on maturity of the cash and cash equivalents, accounts receivable or investment. The Company manages its exposure to credit risk from cash and cash equivalents and investments included in other long-term assets through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.
The Company is exposed to minimal credit risk from customers as a result of ongoing credit evaluations and review of accounts receivable collectability. As at October 27, 2012, approximately 18.9% (January 28, 2012: 26.5%, October 29, 2011: 48.1%) of the Company’s accounts receivable was due from one customer who was current on their account (January 28, 2012: one customer who was current on their account, October 29, 2011: two customers who were current on their accounts).
Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at October 27, 2012:

		Contractual Cash Flow Maturities
(in CAD millions)	Carrying Amount	Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$635.8	$635.8	$635.8	$—	$—	$—
Long-term obligations including payments due within one year[1]	37.4	50.4	7.8	12.1	9.6	20.9
Operating lease obligations[2]	—	501.2	95.8	155.2	97.1	153.1
Royalties[2]	—	2.9	0.8	2.1	—	—
Retirement benefit plans obligations[3]	450.8	132.6	37.4	58.7	36.5	—
	$1,124.0	$1,322.9	$777.6	$228.1	$143.2	$174.0

1
Cash flow maturities related to long-term obligations, including payments due within one year, include annual interest on finance lease obligations at an average rate of 7.6%. The Company had no borrowings on the Credit Facility as at October 27, 2012.

2	Operating lease obligations and royalties are not reported on the unaudited Condensed Consolidated Statements of Financial Position.

3
Payments beyond 2013 are subject to a funding valuation to be completed as at December 31, 2013. Until that time, the Company is obligated to fund in accordance with its most recent valuation, completed as at December 31, 2010.

Management believes that cash on hand, future cash flow generated from operations and availability of current and future funding will be adequate to support these financial liabilities.

Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.
Foreign exchange risk
The Company may enter into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services.

•
As at October 27, 2012, there were no option contracts outstanding (January 28, 2012: no option contracts outstanding, October 29, 2011: notional value of option contracts outstanding was U.S. $57.0 million) and therefore, no derivative financial assets or liabilities were recognized in the unaudited Condensed Consolidated Statements of Financial Position (January 28, 2012: Nil, October 29, 2011: $1.1 million included in "Derivative financial liabilities"). The intrinsic value portion of derivatives is designated as a cash flow hedge for hedge accounting treatment under IAS 39. Option contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods and services, including goods purchased for resale ("hedged item").

While the notional principal of outstanding financial instruments is not recorded on the unaudited Condensed Consolidated Statements of Financial Position, the fair value of any outstanding contracts is included in "Derivative financial assets" or "Derivative financial liabilities", depending on the fair value, and classified as current or long-term, depending on the maturities of the outstanding contracts. Changes in the fair value of the designated portion of contracts are included in OCI for cash flow hedges, to the extent the designated portion of the hedges continue to be effective, with the ineffective portion included in "Selling, administrative and other expenses" in the unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. Amounts previously included in OCI are reclassified to “Cost of goods and services sold” in the same period in which the hedged item impacts net (loss) earnings.
For the 13 and 39-week periods ended October 27, 2012, the Company recorded a gain of $0.3 million and a loss of $0.7 million (2011: loss of $1.5 million and gain of $1.7 million), respectively, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and cash equivalents, accounts receivable and accounts payable, excluding the reclassification from OCI of the gain (loss) on foreign exchange derivatives designated as cash flow hedges.
The period end exchange rate was 1.002 U.S. dollar to Canadian dollar. A 10% appreciation or depreciation of the U.S. and/or the Canadian dollar exchange rate was determined to have an after tax impact on net (loss) earnings of $5.5 million for U.S. dollar denominated balances included in cash and cash equivalents, accounts receivable and accounts payable.

Interest rate risk
From time to time, the Company enters into interest rate swap contracts with approved financial institutions to manage exposure to interest rate risks. As at October 27, 2012, the Company had no interest rate swap contracts in place. Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.
Cash and cash equivalents and borrowings under the secured revolving credit facility are subject to interest rate risk. The total subject to interest rate risk as at October 27, 2012 was a net asset of $228.1 million (January 28, 2012: net asset of $297.7 million, October 29, 2011: net asset of $181.4 million). An increase or decrease in interest rates of 0.25% would cause an immaterial after-tax impact on quarterly net (loss) earnings.
Classification and fair value of financial instruments
The estimated fair values of financial instruments presented are based on relevant market prices and information available at those dates. The following table summarizes the classification and fair value of certain financial instruments as at the specified dates. The Company determines the classification of a financial instrument when it is initially recorded, based on the underlying purpose of the instrument. As a significant number of the Company’s assets and liabilities, including inventories and capital assets, do not meet the definition of financial instruments, values in the table below do not reflect the fair value of the Company as a whole.
The fair value of financial instruments are classified and measured according to the following three levels, based on the fair value hierarchy.

• Level 1:	Quoted prices in active markets for identical assets or liabilities

• Level 2:	Inputs other than quoted prices in active markets that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices)

• Level 3:	Inputs for the asset or liability that are not based on observable market data

(in CAD millions) Classification	Balance Sheet Category	Fair Value Hierarchy[1]	As at October 27, 2012	As at January 28, 2012	As at October 29, 2011
Available for sale
Cash equivalents	Cash and cash equivalents	Level 2	140.3	220.2	20.2
Fair value through profit or loss
U.S. $ derivative contracts	Derivative financial liabilities	Level 2	—	—	1.1
Long-term investments	Other long-term assets	Level 3	1.3	1.3	1.3

1	Classification of fair values relates to 2012.
All other assets that are financial instruments not listed in the chart above have been classified as "Loans and receivables". All other financial instrument liabilities have been classified as "Other liabilities" and are measured at amortized cost in the unaudited Condensed Consolidated Statements of Financial Position. The carrying value of these financial instruments approximates fair value.
During the 13 and 39-week periods ended October 27, 2012, there were no transfers of financial instruments between fair value levels nor were there any changes in the classification of financial assets.
15. Contingent liabilities, commitments and guarantees
Legal proceedings
The Company is involved in various legal proceedings incidental to the normal course of business. The Company takes into account all available information, including guidance from experts (such as internal and external legal counsel) at the time of reporting to determine if it is probable that a present obligation (legal or constructive) exists, if it is probable that an outflow of resources embodying economic benefit will be required to settle such obligation and whether the Company can reliably measure such obligation at the end of the reporting period. The Company is of the view that, although the outcome of such legal proceedings cannot be predicted with certainty, the final disposition is not expected to have a material adverse effect on the Company’s unaudited Condensed Consolidated Financial Statements, including its unaudited Condensed Consolidated Statements of Financial Position, unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income, and unaudited Condensed Consolidated Statements of Cash Flows.
Three class actions in the provinces of Quebec, Saskatchewan and Ontario were commenced against the Company in 2005 arising out of the Company’s pricing of tires. The plaintiffs allege that the Company inflated the regular retail price of certain brands of tires sold by the Company in order to then claim that the same brands were on sale for up to 45% off the regular retail price so as to induce potential customers into believing that substantial savings were being offered. The plaintiffs seek general damages, special damages, and punitive damages, as well as costs, pre-judgment and post-judgment interest. No dollar amounts are specified. The Company believes these claims are without merit, and intends to defend against them vigorously. In view of the uncertainty regarding the amount of damages, if any, that could be established, and in light of the plaintiffs not having stated an amount of damages they may seek in this matter, the Company does not believe a material outflow of resources embodying economic benefit is likely to result.
Commitments
As at October 27, 2012, cash and cash equivalents that are restricted represent cash and investments pledged as collateral for letter of credit obligations issued under the Company’s offshore merchandise purchasing program of $10.8 million (January 28, 2012: $7.2 million, October 29, 2011: $7.2 million), which is the Canadian equivalent of U.S. $10.8 million (January 28, 2012: U.S. $7.2 million, October 29, 2011: U.S. $7.2 million). As at October 27, 2012, there were no cash deposits in restricted cash and cash equivalents pledged as collateral with counterparties relating to outstanding derivative contracts (January 28, 2012: Nil, October 29, 2011: $0.7 million).
Guarantees
The Company has provided the following significant guarantees to third parties:
Royalty License Agreements
The Company pays royalties under various merchandise license agreements, which are generally based on the sale of products. Certain license agreements require a minimum guaranteed payment of royalties over the term of the contract, regardless of sales. Total future minimum royalty payments under such agreements as at October 27, 2012 are $2.9 million (January 28, 2012: $3.1 million, October 29, 2011: $3.7 million).
Other Indemnification Agreements
In the ordinary course of business, the Company has provided indemnification commitments to counterparties in transactions such as leasing transactions, royalty agreements, service arrangements, investment banking agreements and director and officer indemnification agreements. The Company has also provided certain indemnification agreements in connection with the sale of the credit and financial services operations in November 2005. The foregoing indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of changes in laws and regulations, or as a result of litigation or statutory claims, or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract and typically do not provide for any limit on the maximum potential liability. Historically, the Company has not made any significant payments under such indemnifications and no amount has been accrued in the unaudited Condensed Consolidated Financial Statements with respect to these indemnification commitments.

16. Net (loss) earnings per share
A reconciliation of the number of shares used in the net (loss) earnings per share calculation is as follows:

(Number of shares)	13-Week Period Ended October 27, 2012	13-Week Period Ended October 29, 2011	39-Week Period Ended October 27, 2012	39-Week Period Ended October 29, 2011
Weighted average number of shares per basic and diluted net (loss) earnings per share calculation	101,877,662	103,782,480	102,150,564	104,575,299
"Net (loss) earnings" as disclosed in the unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income was used as the numerator in calculating the basic and diluted net (loss) earnings per share. For both the 13 and 39-weeks ended October 27, 2012, 8,560 options were excluded from the calculation of diluted net (loss) earnings per share as they were anti-dilutive.
17. Income taxes
The Company’s total net cash refunds or payments of income taxes for the 13 and 39-week periods ended October 27, 2012 was a net payment of $3.5 million (2011: net refund of $2.7 million) and net refund of $0.7 million, respectively (2011: net payment of $37.7 million). The Company's total net cash deposits or receipts of tax re-assessments under dispute for both the 13 and 39-week periods ended October 27, 2012 was a net payment of $15.2 million (2011: net payment of $11.7 million).
In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, periodically, certain matters are challenged by tax authorities. During the 13 and 39-week periods ended October 27, 2012, the Company recorded charges for interest on prior period tax re-assessments and accruals for uncertain tax positions as described in the table below, all included in the unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income as follows:

(in CAD millions)	13-Week Period Ended October 27, 2012	13-Week Period Ended October 29, 2011	39-Week Period Ended October 27, 2012	39-Week Period Ended October 29, 2011
Finance costs	$(0.1)	$(0.3)	$(3.8)	$(4.9)
Income tax recovery (expense):
Current	—	—	(5.5)	(17.9)
Deferred	—	—	2.3	12.8
Total charges on uncertain tax positions	$(0.1)	$(0.3)	$(7.0)	$(10.0)
As the Company routinely evaluates and provides for potentially unfavourable outcomes with respect to any tax audits, the Company believes that, other than as noted above, the final disposition of tax audits will not have a material adverse effect on its liquidity.
Included in "Other long-term assets" in the unaudited Condensed Consolidated Statements of Financial Position as at October 27, 2012, were receivables of $13.0 million (January 28, 2012: $30.3 million, October 29, 2011: $30.3 million) related to payments made by the Company for disputed tax assessments. During Q2 2012, tax authorities agreed to settle a dispute with the Company and refund the associated deposit. As a result, the Company reclassified $28.2 million from “Other long-term assets” to “Income taxes recoverable” in the unaudited Condensed Consolidated Statements of Financial Position. In addition, the Company recognized $1.6 million of interest income relating to the deposit to be refunded in "Interest income" in the unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income in Q2 2012. During the 13-week period ended October 27, 2012, the Company received $18.1 million of the anticipated recovery.
In Q2 2012, the Company received a re-assessment to a previous tax filing which the Company is disputing. As a result of the re-assessment, the Company expects to place a total of $54.7 million on deposit relating to these disputed tax matters while the issues are being resolved. During the 13-week period ended October 27, 2012, the Company placed $33.3 million on deposit relating to this matter, of which $10.9 million has been included in "Other long-term assets" and $22.4 million has been included in "Income taxes recoverable" in the unaudited Condensed Consolidated Statements of Financial Position as at October 27, 2012.

18. Operating segments
In order to identify the Company’s reportable segments, the Company uses the process outlined in IFRS 8, which includes the identification of the Chief Operating Decision Maker, the identification of operating segments, which has been done based on Company formats, and the aggregation of operating segments. The Company has aggregated its operating segments into one reportable segment, which derives its revenue from the sale of merchandise and related services to customers.

19. Changes in non-cash working capital balances
Cash (used for) generated from non-cash working capital balances were comprised of the following:

(in CAD millions)	13-Week Period Ended October 27, 2012	13-Week Period Ended October 29, 2011	39-Week Period Ended October 27, 2012	39-Week Period Ended October 29, 2011
Accounts receivable	$(5.1)	$(4.2)	$18.6	$9.3
Inventories	(159.0)	(81.5)	(182.3)	(41.8)
Prepaid expenses	9.6	8.9	(4.0)	(4.4)
Accounts payable and accrued liabilities	104.0	127.0	52.7	77.5
Deferred revenue	—	0.5	(15.4)	(16.7)
Provisions	4.0	5.1	(8.6)	3.2
Income and other taxes payable and recoverable	(21.4)	(13.2)	(51.4)	(37.9)
Derivative financial assets and liabilities	—	6.7	—	(0.1)
Cash (used for) generated from non-cash working capital balances	$(67.9)	$49.3	$(190.4)	$(10.9)
20. Changes in long-term assets and liabilities
Cash generated from (used for) long-term assets and liabilities were comprised of the following:

(in CAD millions)	13-Week Period Ended October 27, 2012	13-Week Period Ended October 29, 2011	39-Week Period Ended October 27, 2012	39-Week Period Ended October 29, 2011
Other long-term assets	$(0.9)	$24.4	$23.1	$11.5
Other long-term liabilities	(2.5)	(10.6)	(1.8)	(6.9)
Other	0.2	(9.6)	6.9	(2.2)
Cash (used for) generated from long-term assets and liabilities	$(3.2)	$4.2	$28.2	$2.4
21. Subsequent Events

In connection with the Company's announcement of Sears Holdings' plans to distribute its holdings of Sears Canada described in Note 8, the distribution is scheduled to be made on November 13, 2012 to Sears Holdings' stockholders of record as of the close of business on November 1, 2012 , the record date for the distribution. Every share of Sears Holdings common stock held as of the close of business on the record date will entitle the holder to a distribution of 0.4283 Sears Canada common shares. In connection with the announced distribution, the Company has filed documents with the SEC.
22. Approval of unaudited condensed consolidated financial statements
The unaudited Condensed Consolidated Financial Statements were approved by the Board of Directors and authorized for issue on November 12, 2012.